Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Equinox Gold Corp.
We consent to the use of:
•our report dated February 20, 2026 on the consolidated financial statements of Equinox Gold Corp. (the Company) which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended, and the related notes (collectively the consolidated financial statements); and
•our report dated February 20, 2026 on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.
We also consent to the incorporation by reference of such reports in the Registration Statement (File No. 333-282467) on Form F-10 and the Registration Statement (File No. 333-288142) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 30, 2026
Vancouver, Canada